SECURITIES AND EXCHANGE COMMISSION
				WASHINGTON, DC  20549

				---------------------

				    SCHEDULE 13D
				   (Rule 13d-101)

	     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
				RULE 13d-2(a)

		      	       (Amendment No. 13)

			           OPTI, Inc.
			     --------------------------
				   (Name of Issuer)

	       		Common Stock, $0.01 Par Value
			    -----------------------------
			    (Title of Class of Securities)

				     683960108
				    ------------
				   (CUSIP Number)

                  		Scott B. Bernstein, Esq.
		               Caxton Associates, L.L.C.
			      731 Alexander Road, Bldg. 2
			      Princeton, New Jersey  08540
				    (609) 419-1800

  (Name, Address and Telephone Number of Person Authorized to
   Receive Notices and Communications)

				    May 5, 2003
			------------------------------------
 	(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f), or 13d-1 (g), check the following box o.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent. (Continued on following pages)
(Page 1 of 9 Pages)
_________________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).



				SCHEDULE 13D

CUSIP NO. 683960108

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   Caxton International Limited
----------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  |_|
							(b)  |_|
----------------------------------------------------------------------

3  SEC USE ONLY

----------------------------------------------------------------------
4  SOURCE OF FUNDS*

   WC
----------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)					|_|

----------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   British Virgin Islands

----------------------------------------------------------------------
NUMBER OF	7  SOLE VOTING POWER
   		0
SHARES	        ------------------------------------------------------

BENEFICIALLY	8  SHARED VOTING POWER
   		849,000
OWNED BY	------------------------------------------------------

EACH		9  SOLE DISPOSITIVE POWER
		0
REPORTING	------------------------------------------------------

PERSON		10 SHARED DISPOSITIVE POWER
		849,000
WITH
		------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     849,000
----------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

----------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.3%
----------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
----------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 683960108

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   Caxton Equity Growth (BVI) Ltd.
----------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  |_|
							(b)  |_|
----------------------------------------------------------------------

3  SEC USE ONLY

----------------------------------------------------------------------
4  SOURCE OF FUNDS*

   WC
----------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)					|_|

----------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   British Virgin Islands

----------------------------------------------------------------------
NUMBER OF	7  SOLE VOTING POWER
   		0
SHARES	        ------------------------------------------------------

BENEFICIALLY	8  SHARED VOTING POWER
   		0
OWNED BY	------------------------------------------------------

EACH		9  SOLE DISPOSITIVE POWER
		0
REPORTING	------------------------------------------------------

PERSON		10 SHARED DISPOSITIVE POWER
		0
WITH
		------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
----------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

----------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
----------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
----------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 683960108

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   Caxton Equity Growth LLC
----------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  |_|
							(b)  |_|
----------------------------------------------------------------------

3  SEC USE ONLY

----------------------------------------------------------------------
4  SOURCE OF FUNDS*

   WC
----------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)					|_|

----------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

----------------------------------------------------------------------
NUMBER OF	7  SOLE VOTING POWER
   		0
SHARES	        ------------------------------------------------------

BENEFICIALLY	8  SHARED VOTING POWER
   		0
OWNED BY	------------------------------------------------------

EACH		9  SOLE DISPOSITIVE POWER
		0
REPORTING	------------------------------------------------------

PERSON		10 SHARED DISPOSITIVE POWER
		0
WITH
		------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
----------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

----------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
----------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
----------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 683960108

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   Caxton Associates, L.L.C.
----------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  |_|
							(b)  |_|
----------------------------------------------------------------------

3  SEC USE ONLY

----------------------------------------------------------------------
4  SOURCE OF FUNDS*

   Not Applicable
----------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)					|_|

----------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

----------------------------------------------------------------------
NUMBER OF	7  SOLE VOTING POWER
   		0
SHARES	        ------------------------------------------------------

BENEFICIALLY	8  SHARED VOTING POWER
   		849,000
OWNED BY	------------------------------------------------------

EACH		9  SOLE DISPOSITIVE POWER
		0
REPORTING	------------------------------------------------------

PERSON		10 SHARED DISPOSITIVE POWER
		849,000
WITH
		------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     849,000
----------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

----------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.3%
----------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
----------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

			 SCHEDULE 13D

CUSIP NO. 683960108

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   Bruce S. Kovner
----------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  |_|
							(b)  |_|
----------------------------------------------------------------------

3  SEC USE ONLY

----------------------------------------------------------------------
4  SOURCE OF FUNDS*

   Not Applicable
----------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)					|_|

----------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States

----------------------------------------------------------------------
NUMBER OF	7  SOLE VOTING POWER
   		0
SHARES		------------------------------------------------------

BENEFICIALLY	8  SHARED VOTING POWER
   		849,000
OWNED BY	------------------------------------------------------

EACH		9  SOLE DISPOSITIVE POWER
		0
REPORTING	------------------------------------------------------

PERSON		10 SHARED DISPOSITIVE POWER
		849,000
WITH
		------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     849,000
----------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

----------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.3%
----------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
----------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment 13 to Schedule 13D relates to the Common Stock, par Value $.01 per share (the "Common Stock"), of OPTI, Inc., a
California corporation (the "Company"), 880 Maude Avenue, Suite A, Mountain View, CA 94043


Item 3.  Source and Amount of Funds and other Consideration.


      Item 3 of the Schedule 13D is hereby amended by replacing it with the following paragraphs:

"An aggregate of $399.00 (excluding commissions, if any) was paid in a series of transactions pursuant to which Caxton International Limited acquired and sold shares of Common Stock since March 5, 2003. The purchase price for such acquired shares was paid out of Caxton International Limited's working capital.

No amounts were paid (excluding commissions, if any) in the series of transactions pursuant to which Caxton Equity Growth LLC sold shares of Common Stock since March 5, 2003.

No amounts were paid (excluding commissions, if any) in the series of transactions pursuant to which Caxton Equity Growth (BVI) Ltd. sold shares of Common Stock since March 5, 2003."


Item 4. Purpose of Transaction.


	Item 4 of the Schedule 13D is hereby amended by replacing it with the following two paragraphs:

"The persons filing this Report have supported recent actions taken by the Company to restore its profitability and are currently satisfied with the Companys progress but reserve their rights to take all actions (or no actions) which they believe will enhance shareholder value. Any such actions could relate to or result in one or more of the matters referred to in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

Each of the persons filing this Report also reserves the right to purchase or otherwise acquire additional Common Stock or to sell or otherwise dispose of Common Stock owned by it, in each case in open market or privately negotiated transactions or otherwise."


Item 5.	Interest in Securities of the Issuer.

	Subparagraph (a) of Item 5 of the Schedule 13D is hereby amended by replacing said subparagraph with the following subparagraph:

"(a) (i) Caxton International beneficially owns 849,000 shares of Common Stock (the "Shares"), representing approximately
7.3% of the total shares of Common Stock issued and outstanding. The decrease in beneficial ownership from the date of Amendment No. 12 to Schedule 13D filed March 5,2003 is a result of the net sale of Shares by Caxton International being reported hereunder.

(ii) Caxton Equity Growth (BVI) no longer beneficially owns Shares in the Company. This reflects the net sale of the Shares being reported hereunder.

(iii) Caxton Equity Growth LLC no longer beneficially owns Shares in the Company. This reflects the net sale of the Shares being reported hereunder."


	Subparagraph (c) of Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end thereof:

"(c) Caxton International, Caxton Equity Growth and Caxton Equity Growth (BVI) acquired additional shares and/or sold shares of Common Stock in a series of open market transactions effected primarily with independent brokers and, to a lesser extent, directly with market makers utilizing the NASDAQ System, during the last 60 days. See Schedule A for disclosure of (1) the date, (2) the price and (3) the amount of Shares acquired and sold by Caxton International, Caxton Equity Growth (BVI) and Caxton Equity Growth during the past 60 days."


After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


May 8, 2003



CAXTON INTERNATIONAL LIMITED


By:/s/Joseph Kelly
      Name:  Joseph Kelly
      Title: Vice President & Treasurer


By:/s/Maxwell Quin
      Name:  Maxwell Quin
      Title:   Vice President & Secretary

CAXTON EQUITY GROWTH LLC


By:/s/Scott B. Bernstein
      Name:  Scott B. Bernstein
      Title: Secretary, Caxton Associates, Manager


CAXTON EQUITY GROWTH (BVI) LTD.


By:/s/Joseph Kelly
      Name:  Joseph Kelly
      Title: Vice President


By:/s/Maxwell Quin
      Name:  Maxwell Quin
      Title: Secretary



CAXTON ASSOCIATES, L.L.C.

By:/s/Scott B. Bernstein
      Name:  Scott B. Bernstein
      Title: Secretary


/s/Bruce S. Kovner
Bruce S. Kovner, by Scott B. Bernstein as
Attorney-in-Fact



		Schedule A

	Caxton International Limited
		No of Shares	        Price Per Share
Trade Date	Purchased (Sold)	(Excluding Commission)


13-MAR-03	  (1,600)		 1.3700
19-MAR-03	     300 		 1.3300
04-APR-03	    (200)		 1.4000
15-APR-03	  (9,900)		 1.3800
24-APR-03	  (4,800)		 1.3871
25-APR-03	    (600)		 1.3800
28-APR-03	  (3,400)		 1.4100
05-MAY-03	 (74,305)		 1.4421
06-MAY-03	  (1,000)		 1.4800
06-MAY-03	  (4,484)		 1.4321



	Caxton Equity Growth (BVI) Ltd.
		No of Shares	        Price Per Share
Trade Date	Purchased (Sold)	(Excluding Commission)

06-MAY-03	  (2,409)		 1.4321




	Caxton Equity Growth LLC
		No of Shares	        Price Per Share
Trade Date	Purchased (Sold)	(Excluding Commission)

06-MAY-03	   (607)		 1.4321